FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Octuber 06, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 06, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo, SP BRAZIL Tel. 55 11 2113-3552 Fax 55 11 2113-1785 www.sadia.com

São Paulo, October 4, 2005

MARKET ANNOUNCEMENT

Additional Information on Sadia’s R$1.5 billion investment in the State of Mato Grosso

On September 19, Sadia S.A. announced a R$1.5 billion investment in the State of Mato Grosso, that will be distributed between 2006 and 2009. Sadia will be responsible for R$800 million, and the remainder will be done by its out growers. The amount will be directed towards the construction of two poultry slaughter houses, one in the city of Lucas do Rio Verde, and the other in the city of Campo Verde. Each one of them will have the slaughter capacity of 500 thousand animals per day. As part of this investment, Sadia will also set up a slaughter and industrialization hog unit, with slaughter capacity of 5 thousand animals per day, and a feed factory. The new units will generate 8 thousand direct jobs and 24 thousand indirect ones.

Regarding the investment announced in the State of Mato Grosso, Sadia S.A. presents the following additional information:

· Sadia’s R$800 million investment will be distributed as follows: 50% in 2006; 25% in 2007 and the remainder 25%, in 2008.

· From 2007 on, the poultry slaughter houses will operate with 20% of capacity. In 2008, it is expected that these units will operate with 85% of capacity, reaching their full capacity in 2009.

· The expected additional R$1.2 billion annual revenue, as announced on 09/19/2005, refers only to the poultry units. The expected additional revenue for the hog unit will be R$400 million by 2009.

· The R$800 million investment does not contemplate additional working capital, which will add up to R$140 million in 2009, for the 3 units.

· The tax incentives will be similar to those obtained in other states in the mid-west and better than those obtained in the southern states of Brazil.

· The minimum expected rate of return for this investment is 20% per annum.

· Regarding the hog unit, Sadia continues its studies to determine the best location for its installation, in the state of Mato Grosso.

Luiz Gonzaga Murat Júnior
Investor Relations Director
Sadia S.A.